Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and
Results of Operations OF MultiMetaVerse Inc.

You should read the following discussion and analysis of the financial condition and results of operations of MultiMetaVerse Inc. (“Legacy MMV,” and for purposes of this section, “we,” “us” and “our”) in conjunction with Legacy MMV’s consolidated financial statements and the related notes included elsewhere in this Amendment No. 1 to Multimetaverse Holdings Limited’s (the “Company”) Shell Company Report on Form 20-F (including information incorporated by reference therein, the “Report”) originally filed by the Company on January 10, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Legacy MMV’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information – D. Risk Factors” in the Report.

Overview

Legacy MMV is an animation and entertainment company devoted to establishing an open community for its global users and to provide high-quality and immersive entertainment experience by way of original contents, user-generated contents and professional user-generated contents. Legacy MMV primarily develops and publishes animations, mobile games, and other contents offerings such as anime merchandise, and provides animation production services to other animation and gaming companies. From 2021 to 2022, Legacy MMV’s net revenue increased by US$1.7 million, or 16.6%, from US$10.5 million in 2021 to US$12.2 million in 2022. The increase in its net revenue was primarily due to the increase in licensing revenue of US$1.5 million. The significant growth in licensing revenue was attributed to the increase in both content license and brand license, which was driven by the release of the fourth season of Aotu World the Animation and further enhanced brand awareness and popularity. We also achieved double-digit growth in sales of merchandise and animation production services, despite limitations related to purchasing inventories, mailing orders to customers, working onsite and business travelling due to the COVID-19 lockdowns in China during the second quarter of 2022. The increase in Legacy MMV’s net revenue in 2022 was partially offset by decreases in revenue from mobile games and revenue from other services.

Legacy MMV delivered negative operating results due to its investment into proprietary branded content and pipeline projects and share-based compensation awarded to management. Net loss attributable to Legacy MMV’s shareholders decreased from US$32.0 million in 2021 to US$12.5 million in 2022, primarily attributable to the decrease in share-based compensation expenses by US$21.1 million. The adjusted EBITDA, a non-GAAP financial measure used by Legacy MMV that excludes share-based compensation and transaction costs, increased from negative US$5.6 million in 2021 to negative US$6.2 million in 2022, which was mainly due to increased investment in research and development activities. Legacy MMV is still in the early stage of materializing its long-term objective of building an open community for its users and providing entertainment contents based on Legacy MMV’s proprietary brands and user-generated contents. Legacy MMV aims to achieve its economy of scale and minimize its costs through the business strategy and model established under its Core Platform. Legacy MMV plans to provide improved and multi-faceted entertainment experience for its users by further developing its existing proprietary brands with additional content, diversifying derivative products, as well as creating new brands, which Legacy MMV believes will expand its user base and enhance user engagement and loyalty, and in turn strengthen Legacy MMV’s monetization capabilities.

Business Combination

On January 4, 2023 (the “Closing Date”), Legacy MMV consummated the Business Combination pursuant to the terms of the merger agreement dated as of August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”) by and among Model Performance Acquisition Corp. (“MPAC”), the Company, Model Performance Mini Sub Corp. (“Merger Sub”), Legacy MMV and certain shareholders of Legacy MMV. On the Closing Date, pursuant to the Merger Agreement, (i) MPAC reincorporated to the British Virgin Islands by merging with and into the Company (the “Reincorporation Merger”); and (ii) Merger Sub was merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of the Company (the “Acquisition Merger”). In connection with the Business Combination, the Company changed its name to “MultiMetaVerse Holdings Limited”.

While the legal acquirer in the Merger Agreement is MPAC, for financial accounting and reporting purposes under accounting principles generally accepted in the United States (“U.S. GAAP”), Legacy MMV is the accounting acquirer, and the Business Combination is accounted for as a “reverse recapitalization.” The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, MPAC was treated as the “acquired” company and Legacy MMV was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy MMV.

Key Factors Affecting Legacy MMV’s Results of Operations

Legacy MMV’s results of operation are affected by the following factors:

Legacy MMV’s Proprietary Brands and Content Offerings

Legacy MMV’s long term business and financial operation depend on the commercial appeal of its proprietary brands, as well as the variety of entertainment content offerings developed under these brands. Legacy MMV continues to improve and develop its contents under its Aotu World brand. As of the date of this Report, Legacy MMV has produced four seasons of the animation series, published two mobile games under the Aotu World brand and has four additional pipeline projects currently under development and production. For more details related to Legacy MMV’s animations and mobile games, please see “Item 4. Information On The Company – D. Business Overview” in the Report. The pipeline game products, once published, may further enhance Legacy MMV’s revenue base. In addition, Legacy MMV strives to self-develop new brands or obtain new brands via acquisitions, in order to broaden and diversify its content offerings. Legacy MMV has also developed proprietary brands with different art styles that target audiences in different age groups, such as Neko Album and Blade of Vengers.

Legacy MMV’s User Engagement

Legacy MMV’s financial results depend on its ability to maintain and expand its user base and increase the level of user engagement. Legacy MMV believes an increase in the size of its user base leads to revenue growth as the overall consumer population for its brand increases. Legacy MMV has accumulated a user base for its proprietary brand, and aims to keep its user base engaged through developing new contents under its brand. Legacy MMV utilizes the UGC for reference when developing new content offerings as a way to increase likelihood that the product developed meets users’ demands, and that the new content offerings, once marketed, could resonate with the loyal brand users to materialize their commercial potential.

Legacy MMV recognizes that the continued engagement of its user base is important to its long term business operation. In addition to developing new brands to expand its user base, Legacy MMV will continue to motivate and encourage creators to develop new UGC by making technological resources and tools available to these UGC creators, and incentivize PUGC creators to produce high-quality content offerings with commercial potential. Legacy MMV believes the creation of UGC by users is an effective way to strengthen user engagement. Legacy MMV believes that, in addition to being a cost-efficient creative process, the production of UGC by creators can be an efficient way to promote Legacy MMV’s brand and expand user coverage. Therefore, UGC creators’ continued involvement in the production of derivative brand contents is an essential element of user engagement.

Legacy MMV’s Monetization of Its Contents

Legacy MMV’s revenue, financial results and future financial performance depend on its ability to further enhance its monetization capability. Legacy MMV expects its mobile games, merchandise sales and licensing to be the key drivers for Legacy MMV’s further growth.

The first mobile game under the Aotu World brand was Legacy MMV’s first attempt to monetarize from the gaming genre under its flagship brand. Since then, Legacy MMV continues to diversify its gaming content under the Aotu World brand by developing games of different genres to cater to the broad appeal of the brand’s users. Successful game products can provide users with intriguing and immersive gaming experience, and they can also build up a scalable business for Legacy MMV. For Legacy MMV’s merchandise business, Legacy MMV has developed and marketed over 2,150 brand-related merchandises since the launch of this business. Legacy MMV primarily conducts merchandise sales through self-operated online stores via multiple e-commerce marketplace, and started to expand its cooperation with offline third party distributors from 2021. Sales of merchandise to distributors has become the key driver for the robust growth of merchandise business in 2022, which also contributed to Legacy MMV’s increased sales channels. For the licensing business, Legacy MMV believes that it has heightened its brand awareness and increased popularity among the general public, which contributes to better monetization of its contents by granting license for the broadcasting of its original contents to streaming platforms, granting license for its brand name, trademarks and character to other merchandise manufactures, and through various other means.

Furthermore, Legacy MMV will explore other market opportunities through the promotion of its brands, strategic acquisitions, and cooperation with other gaming companies around the world as a way to better monetarize its contents.

Legacy MMV’s Operating Efficiency

Legacy MMV’s ability to effectively manage its costs and expenses and increase the scale of its operation is critical to its long term operation. Legacy MMV believes that its cost control effort benefits from the systematic content development strategy under its Core Platform, and Legacy MMV will continue to rely on it to achieve greater operating efficiency. In addition to relying on its internal content creative team to develop its proprietary brands, Legacy MMV actively encourages the development of UGC and PUGC as a way to supplement its content offerings. Legacy MMV believes that the utilization of UGC and PUGC can directly lower the costs needed for content development. In addition, Legacy MMV intends to make strategic acquisitions to acquire developed contents with robust commercial upside. Legacy MMV will leverage its senior management team’s industry experience and deep understanding of the PRC market to make these strategic decisions and diversify its content offering.

Legacy MMV hopes to obtain greater operating efficiency and lower its costs and expenses in relation to net revenue, while continuing to expand its content offering and proprietary brands by achieving greater economies of scale and product diversification.

Non-GAAP Financial Measures

Legacy MMV uses adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its financial results and for financial and operational decision-making purposes. Adjusted net loss represents net income excluding share-based compensation expenses, impairment loss and transaction costs, and such adjustment has no impact on income tax expense.

Legacy MMV believes that adjusted net loss and adjusted EBITDA help identify the underlying trends of its business that could otherwise be distorted by the effect of certain expenses that Legacy MMV includes in the net loss. Legacy MMV believes that adjusted net loss and adjusted EBITDA provide useful information about its financial results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision- making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of Legacy MMV’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of Legacy MMV. Legacy MMV encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of Legacy MMV’s adjusted net loss to net loss for the periods indicated.

	For the Years Ended December 31,
	2021	2022
	US$	US$
Non-GAAP Financial Measures
Net loss	(32,691,100)	(12,789,311)
Adjustments:
Share-based compensation	25,663,139	4,528,788
Transaction costs	1,080,366	1,241,911
Adjusted net loss	(5,947,595)	(7,018,612)
Adjustments:
Interest expense	94,956	587,151
Depreciation and amortization of property and equipment, and intangible assets	210,236	258,530
Adjusted EBITDA	(5,642,403)	(6,172,931)

The adjusted net loss increased by US$1.1 million from US$5.9 million in 2021 to US$7.0 million in 2022, and the adjusted negative EBITDA increased by US$0.6 million from US$5.6 million in 2021 to US$6.2 million in 2022. The increase in adjusted net loss and adjusted negative EBITDA was primarily due to the increase in (i) general and administrative expenses other than share-based compensation by US$0.9 million, which consisted mainly of additional personnel costs due to expansion of the management team, (ii) research and development expenses by US$1.7 million for investments in Legacy MMV’s proprietary animations and pipeline games and apps, and (iii) interest expenses by US$0.5 million, which only affected the adjusted net loss.

VIE Consolidation Schedule

The following table sets forth the summary consolidating balance sheets data as of December 31, 2021 and 2022 of the VIEs and MMV and its subsidiaries (other than the VIEs), and the summary of the consolidating statement of income and cash flows for the years ended December 31, 2021 and 2022. MMV’s consolidating financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. MMV’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with MMV’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV” included elsewhere in this prospectus.

	As of December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Current assets:
Cash and cash equivalents	14,496	583,793	26,895	—	625,184
Amounts due from related parties	—	151,826	133,125	(133,125)	151,826
Other assets, current	2,685,000	14,016,756	1,187,523	(13,145,712)	4,743,567
Total current assets	2,699,496	14,752,375	1,347,543	(13,278,837)	5,520,577
Investment in subsidiaries, VIE and VIE’s subsidiaries	(14,805,666)	—	—	14,805,666	—
Other non-current assets	460,000	915,064	32,470	—	1,407,534
Total assets	(11,646,170)	15,667,439	1,380,013	1,526,829	6,928,111
Current liabilities:
Amounts due to related parties, current portion	623,863	1,095,372	(1,102,574)	(133,125)	483,536
Other current liabilities	—	2,976,159	5,616,344	(4,704,663)	3,887,840
Total current liabilities	623,863	4,071,531	4,513,770	(4,837,788)	4,371,376
Amounts due to related parties, non-current portion	3,329,995	12,676,811	3,394,338	—	19,401,144
Other non-current liabilities	—	560,796	—	—	560,796
Total liabilities	3,953,858	17,309,138	7,908,108	(4,837,788)	24,333,316
Total shareholders’ deficit	(15,600,028)	(8,937,501)	(7,673,342)	14,805,666	(17,405,205)
Total liabilities and shareholders’ deficit	(11,646,170)	8,371,637	234,766	9,967,878	6,928,111

	For the year ended December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net revenue	—	12,121,317	97,010	7,010	12,225,337
Cost of revenue	—	(6,333,357)	(17,592)	—	(6,350,949)
Operating expenses	(5,138,009)	(7,821,028)	(5,348,617)	7,010	(18,300,644)
Loss from operations	(5,138,009)	(2,033,068)	(5,269,199)	14,020	(12,426,256)
Other loss	(115,695)	(128,580)	(118,780)	—	(363,055)
Loss of subsidiaries, VIE and VIE’s subsidiaries	(7,535,607)	—	—	7,535,607	—
Net loss	(12,789,311)	(2,161,648)	(5,387,979)	7,549,627	(12,789,311)

	For the year ended December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net cash used in operating activities	504	(336,986)	(4,705,005)	—	(5,041,487)
Net cash used in investing activities	—	(3,944,313)	(102,274)	3,866,062	(180,525)
Net cash provided by financing activities	13,983	3,677,274	4,716,062	(3,866,062)	4,541,257

	As of December 31, 2021
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Current assets:
Cash and cash equivalents	9	363,900	11,020	—	374,929
Amounts due from related parties	—	1,054,467	43,400	(944,131)	153,736
Other assets, current	—	2,621,331	7,241	—	2,628,572
Total current assets	9	4,039,698	61,661	(944,131)	3,157,237
Investment in subsidiaries, VIE and VIE’s subsidiaries	(7,674,944)			7,674,944	—
Other Non-current assets	460,000	520,231	36,464	—	1,016,695
Total assets	(7,214,935)	4,559,929	98,125	6,730,813	4,173,932
Current liabilities:
Amounts due to related parties, current portion	513,438	1,482,125	1,529,341	(944,131)	2,580,773
Other current liabilities	30,000	750,534	1,103,681	—	1,884,215
Total current liabilities	543,438	2,232,659	2,633,022	(944,131)	4,464,988
Amounts due to related parties, non-current portion	—	9,731,795	—	—	9,731,795
Total liabilities	543,438	11,964,454	2,633,022	(944,131)	14,196,783
Total shareholders’ deficit	(7,758,373)	(7,404,525)	(2,534,897)	7,674,944	(10,022,851)
Total liabilities and shareholders’ equity/(deficit)	(7,214,935)	4,559,929	98,125	6,730,813	4,173,932

	For the year ended December 31, 2021
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net revenue	—	10,481,737	—	—	10,481,737
Cost of revenue	—	(6,306,217)	(91,338)	—	(6,397,555)
Impairment loss	—	(30,454)	—	—	(30,454)
Operating expenses	(25,736,244)	(8,816,332)	(2,405,519)	—	(36,958,095)
Loss from operations	(25,736,244)	(4,671,266)	(2,496,857)	—	(32,904,367)
Other income/(loss)	(10,324)	238,929	(15,338)	—	213,267
Loss of subsidiaries, VIE and VIE’s subsidiaries	(6,246,944)	—	—	6,246,944	—
Net loss	(31,993,512)	(4,432,337)	(2,512,195)	6,246,944	(32,691,100)

	For the year ended December 31, 2021
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net cash used in operating activities	(43,391)	(3,279,062)	(2,192,190)	—	(5,514,643)
Net cash used in investing activities	(460,000)	(1,018,101)	(74,735)	937,071	(615,765)
Net cash provided by financing activities	503,400	4,525,625	2,307,380	(946,171)	6,390,234

MMV is a holding company with no business operations of its own. MMV conducts a substantial majority of its operations through the WFOE, the PRC Subsidiaries and the VIEs, and a substantial majority portion of MMV’s assets are located in China. To date, the VIEs have not distributed any earnings or settled any amounts owed under the VIE agreements to MMV or the WFOE. MMV does not have any plan to direct the VIEs to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. To date, there has been no transfer of cash or other assets between MMV and the VIEs.

Key Components of Results of Operations

Legacy MMV’s revenues were derived from five revenue streams including (i) mobile games, (ii) merchandise, (iii) animation production services, (iv) licensing and (v) other services.

Revenue

The following table sets forth a breakdown of Legacy MMV’s revenue by type, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	US$	%	US$	%
Revenue
Services	6,961,024	66.4	8,308,258	68.0
Products	3,520,713	33.6	3,917,079	32.0
Total revenue	10,481,737	100.0	12,225,337	100.0

Legacy MMV generates revenue from various services such as publishing of mobile games, grant of license, and provision of animation production services and other services. Legacy MMV also generates revenue from sale of merchandise. The following table sets forth a breakdown of Legacy MMV’s revenue in accordance with this categorization, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	US$	%	US$	%
Revenue
Merchandise	3,520,713	33.6	3,917,079	32.0
Animation production services	2,945,662	28.1	3,498,895	28.6
Mobile games	2,949,735	28.1	2,537,358	20.8
Self-operated games	1,467,605	14.0	1,008,044	8.3
Jointly-operated games	1,482,130	14.1	1,529,314	12.5
Licensing	457,036	4.4	1,954,161	16.0
Other services	608,591	5.8	317,844	2.6
Total revenue	10,481,737	100.0	12,225,337	100.0

Merchandise. Legacy MMV designs, markets, distributes and sells merchandises adapted from its proprietary brands, mainly Aotu World. Legacy MMV has an internal design, supply chain management and e-commerce team to manage its merchandise distribution and retail activities and outsource merchandise production to third-party manufacturers. The design and operation team has designed and marketed over 2,150 merchandises under the Aotu World brand. Legacy MMV conducts its merchandise sales to end customers primarily through its proprietary storefront on online vendor platforms, such as Tmall and PDD, and also to distributors who cover various online and offline sales channels.

Animation Production Services. Legacy MMV also generates revenue by providing animation production services to clients. Legacy MMV provides a spectrum of creative services primarily to animation production studios, game developers and publishers. Legacy MMV charges its clients for a predetermined fixed price based on specified deliverables. Legacy MMV started this service in mid-2019, and has expanded this operation steadily with increases in the number of customers, pipeline projects and team expertise.

Mobile Games. Legacy MMV generates revenue from the publishing and operation of its proprietary mobile games. Legacy MMV develops and publishes mobile games based on its proprietary brands and operates these games with certain marketing and operating activities performed externally by a related party. Please see “— Cost of Revenue” for more details related to activities performed externally by certain related parties. Legacy MMV’s mobile games adopt a free-to-play monetization model, where users may download and play Legacy MMV’s games for free and make in-game purchases to enhance their gaming experience. These in-game purchases contribute to Legacy MMV’s mobile game revenue. Legacy MMV publishes and operates its mobile games through both official channels, or self-operation, and third party application stores and gaming platforms, or joint-operation.

Under the self-operation model, Legacy MMV is responsible for user engagement, payment collection and provision of customer services to its users directly, and Legacy MMV recognizes its revenue on a gross basis while commissions withheld by distributors and payment processors are recognized as cost of revenue. Under the joint-operation model, third party application stores and gaming platforms are responsible for user engagement, payment collection and provision of customer services to users, and Legacy MMV recognizes its revenue based on the net proceeds from third party application stores and gaming platforms after deducting commissions withheld by them. During the years ended December 31, 2021 and 2022, Legacy MMV’s mobile game revenue was primarily generated from the operation in the Mainland China market.

Licensing. Legacy MMV derives its licensing revenue mainly from (i) broadcast content license, in which Legacy MMV grants licenses to streaming platforms for the broadcasting of its proprietary animation series and other digital contents, (ii) merchandise licensing, in which Legacy MMV grants third party licensees the right to use Legacy MMV’s popular characters and trademarks to create branded products, and (iii) license granted to other game developers and publishers to use Legacy MMV’s proprietary brands or other intellectual property. Broadcast content license is the right-to-use license under US GAAP while merchandise licensing and game related license are right-to-access license.

Other Services. Legacy MMV provides miscellaneous value-added services, such as administrative services, marketing services and technical services, at the request of its clients, and charges service fees upon delivery or over time based on the terms and conditions agreed with clients.

Cost of Revenue

The following table sets forth a breakdown of Legacy MMV’s cost of revenue by type, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	US$	%	US$	%
Cost of revenue
Cost of services	4,734,964	74.0	4,384,732	69.0
Cost of products	1,662,591	26.0	1,966,217	31.0
Total cost of revenue	6,397,555	100.0	6,350,949	100.0

Legacy MMV incurred cost of revenue, including staff costs and service costs for the provision of animation production and other services and game related costs. Legacy MMV also incurred inventory cost for merchandise sold. The following table set forth a breakdown of the cost of revenue by nature of the cost, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	US$	%	US$	%
Cost of revenue
Production and service costs	3,775,307	59.0	3,449,945	54.3
Cost of inventory	1,662,591	26.0	1,966,217	31.0
Game related costs	959,657	15.0	934,787	14.7
Total cost of revenue	6,397,555	100.0	6,350,949	100.0

Production and service costs. Production and service costs represent all internal labor costs and external service fees incurred directly for revenue generating activities such as animation production services and other services.

Cost of inventory. Cost of inventory represents cost of the merchandise sold during the period.

Game related costs. Game related costs include service fees to game operators, commission fees, amortization of Aotu World the Game related intangible assets and other miscellaneous expenses. Service fees to game operators represent service fees to Shenzhen Gaea Technology Corporation, or Shenzhen Gaea, in 2021, and to Shanghai Youmier Network Technology Co., Ltd, or Shanghai Youmier, in 2022, both of which were related parties, for certain marketing and operating services provided for Aotu World the Game in Mainland China. Commission fees are application stores’ revenue shares and payment processor fees deducted by them under the self-operation model.

Selling expenses

Legacy MMV’s selling expenses consist primarily of staff costs of Legacy MMV’s merchandise team, other incurred for Legacy MMV’s merchandise business, and marketing and promotion expenses incurred for its proprietary brands and mobile game products.

General and administrative expenses

Legacy MMV’s general and administrative expenses consist primarily of compensation for its management and administrative personnel (including share-based compensation expense), expenses in connection with its operation supporting functions such as finance and human resources, rent and other administrative expenses.

Research and development Expenses

Legacy MMV’s research and development costs primarily consist of internal staff costs and external development fees for the development of proprietary animated contents and new mobile games, as well as the enhancement of Legacy MMV’s existing mobile games.

Interest Expenses

Legacy MMV’s interest expenses are incurred in relation to its interest-bearing loans.

Taxation

Cayman Islands

Legacy MMV was incorporated in the Cayman Islands. Under the laws of the Cayman Islands, Legacy MMV was not subject to income, corporation, or capital gains tax in the Cayman Islands. In addition, Legacy MMV’s payment of dividends, if any, was not subject to withholding tax in the Cayman Islands.

Hong Kong

MultiMetaVerse HK Limited, Legacy MMV’s subsidiary incorporated in Hong Kong, is subject to a two-tiered profit tax system for assessable profits earned in Hong Kong according to The Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by Hong Kong Inland Revenue effective as of April 1, 2018. Under this Ordinance, the first two million Hong Kong Dollars of assessable profits of corporations are taxed at 8.25%, while the remaining assessable profits will be taxed at 16.5%. MultiMetaVerse HK Limited was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. MultiMetaVerse HK Limited is also permitted under the laws of Hong Kong SAR to provide funding to Legacy MMV through dividend distributions without restrictions on the amount of the funds.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, (or “the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25%, except for certain entities eligible for preferential tax rates.

In 2021, both Shanghai Jupiter and Shanghai Hui Zhi Ren Culture Creativity Co., Ltd. are qualified as “High and New Technology Enterprises”, or HNTEs, and are eligible for a 15% preferential tax rate effective for three years starting from 2021.

Legacy MMV’s other PRC Subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Legacy MMV is subject to value-added tax at a rate of 13% for goods sold and 6% on the services rendered, in each case less any deductible value-added tax that Legacy MMV has already paid or borne. Legacy MMV is also subject to surcharges on value-added tax payments in accordance with PRC law.

As a holding company, Legacy MMV may receive dividends from its PRC subsidiaries through MultiMetaVerse HK Limited. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non- resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self- assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, MultiMetaVerse HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements Legacy MMV has been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If Legacy MMV or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the New EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations for Legacy MMV

The following table summarizes Legacy MMV’s consolidated results of operations and as percentages of our total revenues for the years presented.

	For the Years Ended December 31,
	2021		2022
	US$	%	US$	%
Selected Combined and Consolidated Statements of Operation:
Revenue
Merchandise	3,520,713	33.6	3,917,079	32.0
Animation production services	2,945,662	28.1	3,498,895	28.6
Mobile games	2,949,735	28.1	2,537,358	20.8
Licensing	457,036	4.4	1,954,161	16.0
Other services	608,591	5.8	317,844	2.6
Total revenue	10,481,737	100.0	12,225,337	100.0
Cost of revenue
Production and service costs	(3,775,307)	(35.9)	(3,449,945)	(28.2)
Cost of inventory	(1,662,591)	(15.9)	(1,966,217)	(16.1)
Game related costs	(959,657)	(9.2)	(934,787)	(7.6)
Total cost of revenue	(6,397,555)	(61.0)	(6,350,949)	(51.9)
Gross Profit	4,084,182	39.0	5,874,388	48.1
Impairment loss	(30,454)	(0.3)	—	—
Selling expenses	(1,297,599)	(12.4)	(1,192,584)	(9.8)
General and administrative expenses	(29,955,168)	(285.8)	(9,697,385)	(79.3)
Research and development expenses	(5,705,328)	(54.4)	(7,410,675)	(60.6)
Loss from operations	(32,904,367)	(313.9)	(12,426,256)	(101.6)
Interest income	1,920	—	1,841	—
Interest expenses	(94,956)	(0.9)	(587,151)	(4.8)
Exchange gains/(losses), net	(1,846)	—	12,663	0.1
Other income, net	308,149	2.9	209,592	1.7
Loss before income tax expense	(32,691,100)	(311.9)	(12,789,311)	(104.6)
Income tax	—	—	—	—
Net loss	(32,691,100)	(311.9)	(12,789,311)	(104.6)
Net loss attributable to non-controlling interest	(697,588)		(275,005)
Net loss attributable to Legacy MMV shareholders	(31,993,512)		(12,514,306)
Loss per ordinary share attributable to Legacy MMV shareholders
- Basic and diluted	(0.23)		(0.09)
Weighted average number of ordinary shares outstanding
- Basic and diluted*	139,829,193		139,829,193

*	In December 2022, ODI Shareholders completed the ODI Filing. The Company issued (i) 13,157,927 ordinary shares to ODI Shareholders under the ODI Shares Subscription Agreement, and (ii) the remaining 4,207,749 ordinary shares to Avatar and DA LIN YING FENG Holdings Limited pursuant to the Match-up Shares Subscription Agreement, which represented the completion of the Reorganization. The total number of issued and outstanding ordinary shares as of December 31, 2022 was 139,829,193.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

Legacy MMV’s revenue increased by 16.6% from US$10.5 million in 2021 to US$12.2 million in 2022.

Merchandise

Legacy MMV’s merchandise revenue increased by 11.3% from US$3.5 million in 2021 to US$3.9 million in 2022. The increase in merchandise revenue was primarily contributed by increased distributor activities. Sales to distributors increased by 41.5% from US$1.4 million in 2021 to US$1.9 million in 2022, mainly attributable to the expansion of Legacy MMV’s distributor pool and the growing popularity of Legacy MMV’s merchandise products. Sales to end customers decreased slightly as the growth momentum was hindered by the logistical disruption in the second quarter of 2022 due to the regional outbreak of the COVID-19 pandemic in the PRC as well as the lockdown measures implemented in Shanghai, China, where Legacy MMV’s main warehouse is located.

Animation production services

Legacy MMV’s animation production service revenue increased by 18.8% from US$2.9 million in 2021 to US$3.5 million in 2022, primarily attributable to the increase in work orders from Legacy MMV’s clients. In 2022, Legacy MMV completed three major animation series and started another major animation project. Legacy MMV strives to expand its client base and enhance client relationship to secure recurring orders for animation production services.

Mobile games

Legacy MMV’s mobile games revenue decreased by 14.0% from US$2.9 million in 2021 to US$2.5 million in 2022. In 2022, Legacy MMV did not launch any new game, and the revenue from existing mobile games declined with the passage of time.

Licensing

Legacy MMV’s license revenue increased by US$1.5 million, or 327.6%, from US$0.5 million in 2021 to US$2.0 million in 2022. The increase was primarily contributed by the exclusive broadcasting license of Aotu World the Animation series in mainland China granted to a streaming platform, which generated licensing revenue of US$1.3 million in 2022. Legacy MMV’s cooperation with the AI technology partner, Xiaoice, for development of Project AI, which was started in 2022, also brought Legacy MMV additional licensing revenue to be amortized over its license period. Furthermore, during the year ended December 31, 2022, Legacy MMV worked with an increased number of brand licensees for new merchandise categories, such as collectible cards and various stationery items, which also generated additional licensing revenue.

Other services

Legacy MMV’s other services revenue decreased by 47.8% from US$0.6 million in 2021 to US$0.3 million in 2022, primarily due to the termination of a technical support service agreement in July 2021.

Cost of revenue

Legacy MMV’s cost of revenue remained stable at US$6.4 million in 2022 and 2021.

Production and service costs

Legacy MMV’s production and service costs decreased by 8.6% from US$3.8 million in 2021 to US$3.4 million in 2022, primarily attributable to improved cost control procedures implemented during the year and the benefit of the scale effect of the animation production services.

Cost of inventory

Legacy MMV’s cost of inventory increased by 18.3% from US$1.7 million in 2021 to US$2.0 million in 2022, which was in line with the increase of merchandise sold in 2022. The overall gross margin of merchandise business decreased from 52.8% in 2021 to 49.8% in 2022, primarily due to higher proportion of sales made to distributors, which generally had a lower gross margin compared to sales made directly to end customers through Legacy MMV’s storefront on online vendor platforms. The sales made to distributors as a percentage of total merchandise sales increased from 38.0% in 2021 to 48.8% in 2022.

Game related costs

Legacy MMV’s game related costs consisted mainly of fixed operating service fees to related party service providers, commission fees for self-operated game revenue and other miscellaneous costs. Game related costs decreased slightly in 2022 when compared to that in 2021, as most of the game related costs are not variable costs except commission fees paid.

Selling expenses

Legacy MMV’s selling expenses decreased by 8.1% from US$1.3 million in 2021 to US$1.2 million in 2022. The decrease in selling expenses was primarily driven by the growing merchandise sales to distributors. Sales made to distributors generally incurred less selling expenses compared to sales made directly to end customers.

General and administrative expenses

Legacy MMV’s general and administrative expenses decreased significantly by US$20.3 million, from US$30.0 million in 2021 to US$9.7 million in 2022, primarily attributable to the decrease in share-based compensation expenses by US$21.1 million, as the share-based compensation were awarded to new directors and executives joining Legacy MMV in May 2021, and this decrease was partially offset by the increase in salary and welfare expenses of US$1.0 million.

The share-based compensation expenses were related to Lucky Cookie’s purchase of 31,461,568 ordinary shares of Legacy MMV (the “Transferred Shares”), which accounted for 22.50% of Legacy MMV’s then total outstanding shares, from Avatar, the then major shareholder of Legacy MMV, in May 2021 for a consideration of US$5,409,194. The purchase of the Transferred Shares is subject to certain performance conditions (the “Performance Conditions”) by Mr. Yiran Xu, including serving as the chairman of the board of directors of Legacy MMV for no less than 5 years and securing certain external financing to Legacy MMV prior and after the Business Combination. If Mr. Yiran Xu fails to achieve part or all of the Performance Conditions, Avatar shall have a right to repurchase 50% of the Transferred Shares from Lucky Cookie at a discounted price or for free. This repurchase right will expire upon the completion of the Business Combination. The total share-based compensation was valued at US$45.3 million based on the excess part of the fair value of the Transferred Shares over the cash consideration paid by Lucky Cookie, subject to Avatar’s repurchase right. The grant date of the share-based compensation was determined as May 1, 2021 (the “Grant Date”) when Mr. Yiran Xu took office as CEO of Legacy MMV. Share-based compensation related to 50% of the Transferred Shares not subject to Avatar’s repurchase right were expensed off as general and administrative expenses as of the Grant Date. Share-based compensation related to the other 50% of the Transferred Shares subject to Avatar’s repurchase right are amortized on a straight-line basis over 5-year period from the Grant Date to the date that the Performance Conditions are met. On January 4, 2023, Legacy MMV completed the Business Combination with MPAC, and therefore the total unrecognized compensation expenses should be fully amortized upon the completion of the Business Combination.

Research and development expenses

Legacy MMV’s research and development expenses increased by 29.9% from US$5.7 million in 2021 to US$7.4 million in 2022 primarily due to Legacy MMV’s investment in pipeline games and increased production costs for its proprietary animation content under the Aotu World brand.

Interest expense

Legacy MMV’s interest expense increased from US$0.1 million in 2021 to US$0.6 million in 2022 as a result of the increase in the amount of interest-bearing loans. In 2021, Shanghai Jupiter undertook a debt-to-equity conversion, and substantially reduced its interest-bearing loan balance. In order to maintain its working capital, Legacy MMV secured additional interest-bearing loans from its related parties and a bank after the debt-to-equity conversion. As of December 31, 2022, Legacy MMV had total interest-bearing loans of US$13.4 million.

Other income, net

Legacy MMV’s other income, net were US$0.3 million and US$0.2 million in 2021 and 2022, respectively, which consisted primarily of government subsidies received in these periods.

Net loss

As a result of the foregoing, Legacy MMV’s net loss decreased from US$32.7 million in 2021 to US$12.8 million in 2022.

Liquidity and Capital Resources

We have negative cash flows from operations and have financed our operations mainly through equity contributions and loans from our shareholders, financings from related parties, and payments received from our business operation. As of December 31, 2022, we had cash and cash equivalents of US$0.6 million, which consisted primarily of cash at bank and on hand, which was primarily denominated in Renminbi. We incurred net loss of US$12.8 million for the year ended December 31, 2022 and net loss of US$32.7 million for the year ended December 31, 2021, and such change was mainly attributable to the decrease in share-based compensation expenses by US$21.1 million. Our net revenue increased from US$10.5 million in 2021 to US$12.2 million in 2022. Our operating costs and expenses decreased from US$43.4 million in 2021 to US$24.7 million in 2022, primarily attributed to the decrease of share-based compensation expenses by US$21.1 million.

Our cash requirements for the year ended December 31, 2022 and any subsequent period primarily include our research and development expenditure, lease obligations, purchase obligations and other commitments. Our research and development expenditures are primarily related to development of our animation and games. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our purchase obligations primarily consist of purchase orders for goods to sell. In addition, we will consume cash for additional expenses as a public company for, among other things, D&O liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we have plans to further invest in animation and game development. These new developments and expansions may generate long-term cash requirements. We intend to fund our future material cash requirements with net proceeds from our business operations, equity contributions from our shareholders and financings from banks and other institutions.

We completed the Business Combination on January 4, 2023. In connection with the Business Combination, holders of 2,033,867 MPAC Class A Ordinary Shares exercised their right to redeem their shares for cash. Given a significant number of MPAC shareholders elected to redeem their shares prior to the consummation of the Business Combination, the gross proceeds to the Company from the Business Combination accordingly reduced compared to a no redemption scenario. We also raised US$4.5 million from the PIPE Financing, which, together with the proceeds from non-redeeming MPAC shareholders, amounted to US$6.7 million in gross proceeds.

We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this Report and sufficient to fund our operations. As of the date of this Report, there has been no material change to our liquidity position since the closing of the Business Combination. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Cash flows and working capital

Legacy MMV’s principal sources of liquidity have been cash provided from capital contributions and loans from its major shareholders and other related parties, and revenue generated from its business operation. As of December 31, 2021 and 2022, Legacy MMV had US$0.4 million and US$0.6 million, respectively, in cash and cash equivalents. Legacy MMV’s cash and cash equivalents consist of cash on hand and deposits placed with financial institutions, which are unrestricted as to withdrawal and use, which are primarily denominated in Renminbi. Legacy MMV had working capital deficit of US$1.3 million and working capital surplus of US$1.1 million, respectively, as of December 31, 2021 and 2022. Historically, Legacy MMV has not been profitable nor generated positive net operating cash flows. As of December 31, 2022, Legacy MMV had US$13.6 million loans and accrued interests due to its major shareholders and other related parties, and US$5.8 million trading and other amounts due to its related parties affiliated to its major shareholders. To ensure Legacy MMV maintains sufficient funding for its operation, Legacy MMV’s major shareholders and other related parties have extended the maturity dates of their loans to Legacy MMV beyond 2023, and executed letters of not demand repayment for the trading and other payables due to such related parties until April 2025. Therefore, these interest-bearing loans due to Legacy MMV’s major shareholders and other related parties and the trading and other amounts due to its related parties affiliated to its major shareholders were classified as non-current liabilities as of December 31, 2022.

In addition, Legacy MMV continually seeks to monetize from its content offering in order to increase revenue from its operating activities. Legacy MMV regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet its existing and reasonably likely long-term liquidity needs. With a major update to one of Legacy MMV’s live games released in February 2023 and steady increase in merchandise sales, Legacy MMV expects to further improve its operating results and operating cash flow during the next 12 months as of the date of this Report. Based on its current business plan, Legacy MMV believes that its current assets including cash and cash equivalents, anticipated cash flow from operations and commitment by its shareholders meet its anticipated funding needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months. Therefore, Legacy MMV reasonably believes it will have reasonable capital resources to conduct its planned operations for a minimum of 12 months, and foresees no working capital shortfall beyond the 12 months period at the current time.

MMV intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities, in addition to funds raised from financing activities. MMV may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If its existing cash is insufficient to meet its requirements, MMV may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts MMV needs or on terms acceptable to it, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute MMV’s earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict MMV’s operations and its ability to pay dividends to its shareholders. If MMV is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. Please see “Risk Factors — Risks Relating to MMV’s Business and Industry — MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected.”

As a holding company, MMV may rely on dividends and other distributions on equity paid by its subsidiaries, including WFOE and other subsidiaries based in the PRC for its cash and financing requirements. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to MMV either in the form of dividends, loans or advances. Even though MMV currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, MMV may in the future require additional cash resources from the PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to its shareholders. Hong Kong Subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to MMV through dividend distributions without restrictions on the amount of the funds.

As a holding company with no material operations of its own, MMV currently conducts a substantial majority of its operations through its PRC subsidiaries and its consolidated VIEs in China. MMV is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, MMV’s subsidiaries in China may only provide Renminbi funding to its consolidated VIEs through entrusted loans. Please see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.” The ability of MMV’s subsidiaries in China to make dividends or other cash payments to MMV is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Relating to Doing Business in China — MMV may rely on dividends and other distributions on equity paid by MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of MMV’s PRC subsidiaries to make payments to MMV could have a material and adverse effect on MMV’s ability to conduct its business.” and “Risk Factors — Risks Relating to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to MMV and its non-PRC shareholders.”

The following table presents Legacy MMV’s selected combined and consolidated cash flow data for the periods indicated.

	For the Years Ended December 31,
	2021	2022
	US$	US$
Net cash used in operating activities	(5,514,643)	(5,041,487)
Net cash used in investing activities	(615,765)	(180,525)
Net cash provided by financing activities	6,390,234	4,451,257
Effects of exchange rate changes	(621,898)	931,010
Net increase/(decrease) in cash and cash equivalents	(362,072)	250,255
Cash and cash equivalents - beginning of the year	737,001	374,929
Cash and cash equivalents - end of the year	374,929	625,184

Operating activities

Net cash used in operating activities in December 31, 2022 was US$5.0 million primarily as a result of the net operating loss of US$12.8  million in the same period. The principal non-cash items affecting the difference between Legacy MMV’s net loss and net cash used in operating activities in 2022 were US$4.5 million in share-based compensation expenses and US$0.3 million in depreciation and amortization of property and equipment, and US$1.0 million in amortization of right-of-use assets. The difference other than the non-cash items was primarily due to a decrease of US$0.9 million in lease liabilities and an increase of US$0.2 million in inventories and offset by (i) a decrease in prepaid expenses and other current assets by US$0.5 million as a result of refund of certain deductible VAT input, (ii) an increase of US$1.0 million in accrued expenses and other payables due to the combined effects of the US$0.6 million increase in payroll payable as a result of the payment deferral of social insurance allowed by Chinese government in response to the COVID-19 pandemic and the US$0.2 million increase in professional fees related to the Business Combination, (iii) an increase of US$0.7 million in deferred revenue related to license revenue, (iv) a decrease of US$0.5 million in prepaid expense and other current asset and (v) an increase of $0.3 million in accounts payable.

Net cash used in operating activities in 2021 was US$5.5 million primarily as a result of the net operating loss of US$32.7 million in the same period. The principal non-cash items affecting the difference between Legacy MMV’s net loss and net cash used in operating activities in 2021 were US$25.7 million in share- based compensation expenses and US$0.2 million in depreciation and amortization of property and equipment, and intangible assets. The difference other than the non-cash items was primarily due to (i) an increase of US$1.1 million in amounts due to related parties, (ii) an increase of US$0.2 million in accounts payable, and (iii) an increase of US$0.4 million in accrued liabilities and other current liabilities, partially offset by (i) an increase of US$0.5 million in total in accounts receivable and inventories, and (ii) a decrease of US$0.1 million in prepaid expenses and other current assets. The changes in working capital were attributable to the delay of payments to Legacy MMV’s related parties and increased personnel costs and payables to suppliers due to Legacy MMV’s expansion of its operations and business teams, and partially offset by the increased current assets in line with the growth of Legacy MMV’s merchandise business.

Investing activities

Net cash used in investing activities in 2022 were US$0.2 million, respectively, primarily representing Legacy MMV’s expenditures for purchase of office equipment and software license.

Net cash used in investing activities in 2021 was US$0.6 million, primarily representing Legacy MMV’s equity investment in a privately held company in the amount of US$460,000, and expenditures for purchase of office equipment in the amount of US$0.2 million as a result of Legacy MMV’s expansion of its business and teams in 2021.

Financing activities

Net cash provided by financing activities in 2022 was US$4.5 million, which was primarily comprised of interest-bearing loans obtained from Legacy MMV’s related parties in the amount of US$7.6 million, and offset by the advance for deferred cost of Business Combination provided to MPAC in the amount of US$2.7 million and repayment to related parties of 0.5 million. Net cash provided by financing activities in 2021 was US$6.4 million, which was primarily comprised of interest-bearing loans obtained from Legacy MMV’s related parties to fund its operating activities in 2021.

Contractual Obligations

The following table sets forth Legacy MMV’s contractual obligations and commitments as of December 31, 2022.

	Less than 1 year	Total
	US$	US$
Lease commitments	568,968	568,968

Off-Balance Sheet Commitments and Arrangements

Legacy MMV has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Legacy MMV has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined and consolidated financial statements. Furthermore, Legacy MMV does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Legacy MMV does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Holding Company Structure

Legacy MMV is a holding company with no material operations of its own. Legacy MMV conducts its operations primarily through its subsidiaries and its consolidated VIEs. As a result, Legacy MMV’s ability to pay dividends depends upon dividends paid by its subsidiaries. If Legacy MMV’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Legacy MMV.

In addition, Legacy MMV’s subsidiaries in China are permitted to pay dividends to Legacy MMV only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, in addition, Legacy MMV’s PRC subsidiaries and Legacy MMV’s VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Legacy MMV’s PRC subsidiaries as a Foreign Invested Enterprise, or FIE, are also entitled to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Legacy MMV. Hong Kong Subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to Legacy MMV through dividend distributions without restrictions on the amount of the funds.

Legacy MMV is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. As an offshore holding company, Legacy MMV is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to its consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Please see “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.” As a result, there is uncertainty with respect to Legacy MMV’s ability to provide prompt financial support to its PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, its PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to its consolidated affiliated entity either through entrusted loans from its PRC subsidiaries to its consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in Legacy MMV’s combined and consolidated financial statements against the consolidated affiliated entity’s share capital.

Quantitative and Qualitative Disclosure about Market Risk

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since its inception, inflation in China has not materially impacted Legacy MMV’s results of operations.

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 0.9% and 1.8%, respectively. Although Legacy MMV has not in the past been materially affected by inflation since its inception, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a portion of Legacy MMV’s assets consist of cash, high inflation could significantly reduce the value and purchasing power of these assets. Legacy MMV is not able to hedge our exposure to higher inflation in China.

Interest Rate Risk

Legacy MMV’s exposure to interest rate risk primarily relates to interest expenses under its loan agreements, which may bear a floating interest rate, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. Legacy MMV has not been exposed to material risks due to changes in interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, Legacy MMV’s future interest expenses may increase, or interest income may fall short of expectations, due to changes in market interest rates.

Critical Accounting Policies, Judgments and Estimates

Legacy MMV prepares its financial statements in conformity with U.S. GAAP, which requires Legacy MMV to make judgments, estimates and assumptions. Legacy MMV continually evaluates these estimates and assumptions based on the most recently available information, its historical experience and various other assumptions that Legacy MMV management believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in Legacy MMV’s estimates. Some of Legacy MMV’s accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing Legacy MMV’s financial statements. Legacy MMV’s management believes the following accounting policies involve the most significant judgments and estimates used in the preparation of their financial statements.

Basis of presentation

The consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. GAAP. The consolidated financial statements include the financial statements of Legacy MMV, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Revenue recognition

Legacy MMV adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The adoption of this ASC 606 did not have a material impact on Legacy MMV’s consolidated financial statements.

Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to Legacy MMV’s customers, in an amount that reflects the consideration Legacy MMV expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of Legacy MMV’s revenues could be different if management made different judgments or utilized different estimates.

Legacy MMV’s revenues are mainly generated from mobile games, animation production service, sale of merchandise, licensing and other services.

Mobile Games

Legacy MMV generates game publishing revenue from its own intellectual property games which are operated under a free-to-play model. Players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels to gain an enhanced game-playing experience. Depending on how the games are operated, the revenue was derived from self-operated games and jointly-operated games.

For Legacy MMV’s net revenue from mobile game services, control transfers over time as services are delivered. Payment for net revenue from services is collected within a short period following transfer of control or commencement of delivery of services, as applicable, which are agreed in the contracts between Legacy MMV and the payment channels or distribution platforms. Based on historical experience that payment channels and distribution platforms generally make payments on time, Legacy MMV considers collectability of the consideration is probably and accounts for a contract of mobile game services when players make purchases, with additional considerations made for contract liabilities.

(i)	Self-operated games

For self-operated games, Legacy MMV has the pricing discretion, and is responsible for the launch of games, hosting and maintenance of game servers, selecting the distribution platforms, determination of when and how to operate the in-game promotions, and providing content updates and customer services to game players.

Players make purchases through payment channels and distribution platforms who then remit to Legacy MMV the gross proceeds less the commission fees paid to payment channels and distribution platforms.

Legacy MMV records revenue from self-operated games on a gross basis as Legacy MMV is a principal in the arrangement, commission fees paid to distribution channels and payment channels, and technical and promotional support charges paid to the related party are recorded as “Cost of Revenue” on the consolidated statements of operations and comprehensive loss. The performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. The in-game virtual items and on-going game services are highly interrelated and therefore deemed as one performance obligation. Legacy MMV recognizes revenue over the estimated average playing period of paying players on a game-by-game basis which coincides with the players receiving and consuming the benefits from the virtual items they purchased. Legacy MMV considers the average period that players typically play the games and other game player behavior factors, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. While Legacy MMV believes its estimates to be reasonable based on available game player information, Legacy MMV may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

(ii)	Jointly-operated games

For jointly-operated games, Legacy MMV provides the distribution platforms (Android-based APP stores or other platforms) with the game content, game updates and version updates, if and when available, and maintenance. The services are highly interdependent and are not distinct, therefore it was deemed as one performance obligation. The games are operated by the distribution platforms who have pricing discretion and are responsible for the sales and marketing of the games and customer service to the players.

Legacy MMV receives fees based on a predetermined revenue sharing percentage stated in each contract with the distribution platforms, which is calculated as gross proceeds received by the distribution platforms less channel costs and other costs paid by distribution platforms. Revenue is usually recognized on a monthly basis as the performance obligation is provided over time.

Animation production service

Animation production revenue is primarily generated from contracts with customers for production services related to the development of animated content. Legacy MMV provides services under fixed-price contracts under which Legacy MMV agrees to perform the specified work for a pre-determined price. The revenue of animation production service is recognized at a point in time when delivering specified animation content to customer.

Sale of merchandise

Legacy MMV sells merchandise, which are primarily adapted from popular anime characters of Legacy MMV’s anime franchise, to customers through online and offline channels. Legacy MMV is the principal as it controls the inventory before they are transferred to customers. Legacy MMV has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices.

Merchandise revenues from animation products sales are recognized at a point in time when the promised goods are transferred to the customer, which generally occurs upon the receipt of goods by the customer. Revenue is measured at the transaction price which is based on the amount of consideration that Legacy MMV expects to receive in exchange for transferring the promised goods to the customer. Payment for sales of merchandise is generally collected before shipment, or within a short period following transfer of control, or a combination of both, which are agreed in the contracts between Legacy MMV and customers. Based on historical experience that customers generally make payments on time, Legacy MMV considers collectability of the consideration is probably and accounts for a contract of merchandise sale when the control is transferred.

Licensing revenue

Legacy MMV enters into contracts to license its intellectual property, which primarily consists of its brands and broadcast contents, in various channels.

The license of Legacy MMV’s brands provide access to the intellectual property over the term of the license, generally all of the utility of intellectual property is derived from its association with the entity’s past or ongoing activities, including its ordinary business activities, and therefore is considered a right-to-access license of symbolic intellectual property. Legacy MMV accounts for the licensing fee as a promise to provide a customer with a right to access Legacy MMV’s intellectual property as a performance obligation satisfied over time because the customer will simultaneously receive and consume the benefit from Legacy MMV’s performance of providing access to its intellectual property as the performance occurs. The licensees also pay Legacy MMV either a sales-based or usage-based royalty, or a combination of both, for use of the brands, in some cases subject to minimum guaranteed amounts. Legacy MMV records sales-based or usage-based royalty revenues for right-to-access licenses at the occurrence of the licensees’ subsequent sale or usage. When the arrangement includes a minimum guarantee, Legacy MMV records the minimum guarantee on a ratable basis over the term of the license period and does not record the sales-based or usage-based royalty revenues until they exceed the minimum guarantee.

Legacy MMV also licenses its contents for distribution to third party platforms. These are intellectual property licenses where the licensees pay either a fixed fee for the content license or a variable fee or a combination of both. The content that Legacy MMV delivers to its licensees typically has significant standalone functionality, and is considered a right-to-use license of functional intellectual property. Legacy MMV’s promise to provide a customer with the right to use its intellectual property is satisfied at a point in time. Legacy MMV records revenues for right- to-use licenses once the license period has commenced and the licensee has the ability to use the delivered content.

Other services

Other services comprise of various value-added services at the request of clients, such as technical services including product development and operation, administrative and marketing services. Legacy MMV charges service fees at the point in time of delivery, or over time based on the terms and conditions agreed with clients.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when Legacy MMV has satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, Legacy MMV’s right to consideration in exchange for goods or services that Legacy MMV has transferred to a customer is recognized as a contract asset.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from a licensee for a license right granted, and from game players in Legacy MMV’s self-operated games.

Share-based compensation

Share based compensation expenses arise from share-based awards, including share-based payments awarded to employees of Legacy MMV by a related party or other holder of an economic interest in Legacy MMV as compensation for services provided to Legacy MMV. Legacy MMV accounts for share-based awards granted to employees in accordance with ASC 718 Compensation — Stock Compensation.

For share-based payments awarded to employees of Legacy MMV with service conditions, by a related party or other holder of an economic interest in Legacy MMV, the related share-based compensation expenses are recognized in the consolidated financial statements based on the grant date fair values of the shares, less consideration to be paid (if any), over the period from the grant date to the date that service conditions are met, or waived.

Lease

Prior to 2022, Legacy MMV accounted for leases under ASC 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

On January 1, 2022, Legacy MMV adopted ASC 842, which supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Legacy MMV elected to apply practical expedients permitted under the transition method that allow Legacy MMV to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. Legacy MMV used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, Legacy MMV determines if an arrangement is or contains a lease at inception. Right-of-use assets and lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. Legacy MMV considers only payments that are fixed and determinable at the time of lease commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Legacy MMV’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, Legacy MMV has elected not to recognize a lease liability or right-of-use assets on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term.